  Exhibit (a)(1)(B)
Public Delisting Purchase Offer by Novartis BidCo AG, Basel, Switzerland, to the shareholders of MorphoSys AG, Planegg, Germany
Dear Client,
On 4 July 2024, Novartis BidCo AG (the “Bidder”) published the Offer Document pursuant to which it offers to all shareholders in MorphoSys AG (“MorphoSys”) to acquire all their shares in MorphoSys (“MorphoSys Shares”) pursuant to a public delisting purchase offer (cash offer, subsequently the “Delisting Purchase Offer”) in the internet at “www.novartis.com/investors/morphosys-acquisition/delisting-purchase-offer” as well as in the framework of the so-called Over-the-Counter-Publicity.
Within the Delisting Purchase Offer, the Bidder offers you to acquire your MorphoSys Shares against a payment of a cash consideration of €68.00 per MorphoSys Share. The Delisting Purchase Offer is not subject to any offer conditions.
If you would like to accept the Delisting Purchase Offer, we kindly ask you to instruct us by returning the enclosed declaration of acceptance form to us as soon as possible, but not later than by • August 2024,
• hours (CEST), to be received by us. If you do accept the Delisting Purchase Offer, we will initially keep your MorphoSys Shares in your account; however, we will transfer your MorphoSys Shares into the separate ISIN DE000A40ESD9 at a 1 : 1 ratio. Upon closing of the Delisting Purchase Offer, we will withdraw the MorphoSys Shares from your account and will act in accordance with the measures outlined in Sections 13.1.2 and 13.1.3 of the Offer Document.
Without your instruction we will not take any action on your behalf.
Pursuant to the terms of the Offer Document, there will be the right to withdraw from the acceptance of the Delisting Purchase Offer until the end of the Acceptance Period, including any extension thereof. See Section 17 of the Offer Document for a more detailed description of those.
The receipt of the offer consideration is free of charges for you. All other important information and the complete terms and conditions of the Delisting Purchase Offer are contained in the Offer Document which is available under the above-mentioned internet address. In addition, printed copies of the Offer Document can be obtained at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main (Fax +49-(0)69-910-38794, E-Mail dct.tender-offers@db.com), free of charge.
Best regards
[Custodian Bank]
Attachment
—   Declaration of “Acceptance Form”
Public Delisting Purchase Offer by Novartis BidCo AG, Basel, Switzerland
Securities Account Number [•]
Ladies and Gentlemen:,
I/we accept the aforementioned public delisting purchase offer for the acquisition of shares of MorphoSys AG (“MorphoSys”) published on 4 July 2024 with respect to
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all shares of MorphoSys (ISIN DE0006632003) held in my/our account.

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for pcs. of shares of MorphoSys (ISIN DE0006632003) held in my/our account.

I/We hereby instruct you to first retain our tendered shares in MorphoSys in the abovementioned custody account but to immediately re-book such shares into ISIN DE000A40ESD9 at a 1:1 ratio.

I/We have taken note of the contents of the Offer Document published on 4 July 2024 and hereby give our declarations listed under Section 13.1.2 and 13.1.3 of said Offer Document and grant the necessary instructions, orders and powers of attorney mentioned therein.
We ask the respective offer consideration in cash be credited in due course to our cash account held with you.
Place, Date
Signature(s)